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Exhibit (a)(1)(G)

AMENDMENT AND SUPPLEMENT
TO THE
OFFER TO PURCHASE FOR CASH
All Outstanding Common Shares of

NXP SEMICONDUCTORS N.V.
at
$127.50 per share
by
QUALCOMM RIVER HOLDINGS B.V.
an indirect, wholly owned subsidiary of
QUALCOMM INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 5, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands ("Purchaser") and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation ("Qualcomm" or "Parent"), is offering to purchase all of the outstanding common shares, par value €0.20 per share (the "Shares"), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands ("NXP"), at a purchase price of $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated November 18, 2016 (as amended and supplemented from time to time, including by this Amendment and Supplement to the Offer to Purchase, dated February 21, 2018 (this "Supplement"), the "Offer to Purchase"), and (ii) the letter of transmittal that accompanied the Offer to Purchase (as it may be amended and supplemented from time to time, the "Letter of Transmittal," and collectively with the Offer to Purchase, the "Offer").

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016, by and between Purchaser and NXP (as it may be amended from time to time, including by that certain Amendment No. 1, dated February 20, 2018 (the "Amendment"), the "Purchase Agreement"). Unless the Offer is earlier terminated, the Offer will expire at the end of the day, one minute after 11:59 p.m., New York City time, on March 5, 2018 (the "Expiration Time," unless the Offer is extended in accordance with the Purchase Agreement, in which event "Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the "Acceptance Time") (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the "Offer Closing"). It is expected that following the Offer Closing, the listing of the Shares on the NASDAQ Global Select Market ("NASDAQ") will be terminated, NXP will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), resulting in the cessation of NXP's reporting obligations with respect to the Shares with the United States Securities and Exchange Commission (the "SEC").

After careful consideration, the board of directors (bestuur) of NXP (the "NXP Board") has (a) determined that the Amendment and the Purchase Agreement, and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Amendment and the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined in the Offer to Purchase) (the "Designated Post-Offer Transactions")) are in the best interests of NXP, its business and strategy and its shareholders, employees and other relevant stakeholders and (b) approved the terms and conditions of the Amendment and the Purchase Agreement, and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board recommends that NXP shareholders accept the Offer and tender their Shares in the Offer.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the "Subsequent Offering Period"). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale (as defined below) and, following such Asset Sale, the Second Step Transaction (as defined below) and the Second Step Distribution (as defined below), on the one hand, or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete a corporate reorganization of NXP and its subsidiaries (the "Post-Closing Reorganization"). The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP's business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court (as defined below) has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

The shareholders of NXP approved the Asset Sale and the Second Step Transaction (collectively, the "Asset Sale Resolutions") at an extraordinary general meeting of NXP shareholders on January 27, 2017 (the "EGM"). As a result, if Purchaser and its affiliates own at least 80% of the then outstanding Shares (the "Asset Sale Threshold"), Purchaser intends to, or intends to cause its designee to (a) initiate the Post-Closing Reorganization by means of a sale of all or substantially all of the assets of NXP to, and the transfer to or assumption of all or substantially all the liabilities of NXP by, Purchaser or its designee (the "Asset Sale") and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

i

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP's business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to be dissolved and liquidated in accordance with applicable Dutch procedures (the "Second Step Transaction"), with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make an advance liquidation distribution in cash (the "Second Step Distribution") to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares (the "Compulsory Acquisition Threshold"), the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP's business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the "Dutch Court") for the compulsory acquisition (uitkoopprocedure) (the "Compulsory Acquisition") of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration (with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders). Upon execution (tenuitvoerlegging) of the Dutch Court's ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on NXP shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition.

If, following the closing of the Subsequent Offering Period, the number of Shares owned by Purchaser and its affiliates does not represent at least 80% of the then outstanding Shares, Purchaser may not be able to promptly implement the Post-Closing Reorganization. In such circumstances, Purchaser will evaluate whether it will seek to acquire additional Shares to reach the Asset Sale Threshold (so as to enable it to pursue the Post-Closing Reorganization) or whether NXP will continue as a majority-owned subsidiary of Purchaser. In the event Purchaser determines that NXP should continue as a majority-owned subsidiary, the number of shareholders and the number of Shares held by individual shareholders will be greatly reduced, which could adversely affect the liquidity and value of the remaining Shares held by the public. Furthermore, subject to compliance with applicable law and the rules of NASDAQ, as promptly as practicable after the Offer Closing (including in circumstances where Purchaser cannot promptly implement the Post-Closing Reorganization), Purchaser intends to cause NXP to terminate the listing of the Shares on NASDAQ and deregister the Shares under the Exchange Act, which, among other things, could also adversely affect the liquidity and market value of the remaining Shares held by the public. See Section 13—"Certain Effects of the Offer" of the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition, each as defined below.

The "Minimum Condition" requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Purchaser and its affiliates, represents at least a specified percentage of the outstanding Shares as of the Expiration Time. This required threshold was initially set at 95%, but, following the approval by NXP shareholders of the Asset Sale Resolutions, it had previously been reduced to 80% and, as a result of the Amendment, it is now set at 70%.

The "Antitrust Clearance Condition" requires (i) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and Council Regulation (EC) No. 139/2004 of the European Union, as amended (the "EU Merger Regulation"), (ii) the receipt of all required clearances or approvals under other applicable regulatory or antitrust laws and (iii) that any such clearances or approvals will not impose a condition or require a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement. As of February 21, 2018, all required approvals necessary to satisfy the Antitrust Clearance Condition have been received other than in China. See Section 16—"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase.

The "Restraints Condition" requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction (i) prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement or (ii) imposing a condition or requiring a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The "Pre-Closing Reorganization Condition" requires that certain NXP internal reorganization steps and related dispositions are completed in all material respects prior to the Offer Closing.

The "Material Adverse Effect Condition" requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in the Offer to Purchase. See Section 15—"Certain Conditions of the Offer" of the Offer to Purchase.

A summary of the principal terms of the Offer appears under the heading "Summary Term Sheet" of the Offer to Purchase. You should read this entire Supplement and the Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

February 21, 2018

 IMPORTANT

This Supplement amends and supplements the Offer to Purchase that, together with the Letter of Transmittal and Notice of Guaranteed Delivery, was previously delivered to you.

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must, prior to the Expiration Time, (a) complete and sign the Letter of Transmittal that accompanied the Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the "Depositary"), (b) follow the procedure for book-entry transfer described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, or (c) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

Although the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase and not this Supplement, NXP shareholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Consideration described in this Supplement. Shares previously validly tendered and not properly withdrawn constitute valid tenders for purposes of the Offer, and NXP shareholders are not required to take any further action with respect to such tendered Shares in order to receive the increased Offer Consideration of $127.50 per Share.

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the "Information Agent"), at its address and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information and you should read each carefully and in its entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Supplement or in the Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and brokers may call collect: (212) 750-5833

v

S-i

 SUMMARY TERM SHEET

        Pursuant to the Purchase Agreement, dated as of October 27, 2016 (as it may be amended and supplemented from time to time, including by that certain Amendment No. 1, dated February 20, 2018 (the "Amendment"), the "Purchase Agreement"), by and between Purchaser (as defined below) and NXP (as defined below), Purchaser is amending its offer to purchase all of the outstanding Shares of NXP to increase the offer price to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash.

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Amendment and Supplement (this "Supplement") to the offer to purchase dated November 18, 2016 (as it may be amended and supplemented, including by this Supplement, the "Offer to Purchase"), the related letter of transmittal (as it may be amended and supplemented, the "Letter of Transmittal") and other related materials. You are urged to read carefully this Supplement, the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Purchaser has included cross-references in this summary term sheet to other sections of this Supplement and the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning NXP contained herein and elsewhere in this Supplement and the Offer to Purchase has been provided to Purchaser by NXP or has been taken from or is based upon publicly available documents or records of NXP on file with the SEC or other public sources at the time of the Offer and Purchaser has not independently verified the accuracy and completeness of such information. Unless the context indicates otherwise, in this Supplement, we use the terms "Purchaser," "us," "we" and "our" to refer to Qualcomm River Holdings B.V., the term "Qualcomm" or "Parent" to refer to QUALCOMM Incorporated and the terms "NXP" and the "Company" to refer to NXP Semiconductors N.V.

Securities Sought	All outstanding common shares, par value €0.20 per share, of NXP Semiconductors N.V. (the "Shares")
Price Offered Per Share	$127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the "Offer Consideration")
Scheduled Expiration of Offer	The end of the day, one minute after 11:59 p.m., New York City time, on March 5, 2018, unless the Offer is extended or earlier terminated. See Section 1—"Terms of the Offer" of the Offer to Purchase
Purchaser
Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands ("Purchaser") and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation ("Qualcomm" or "Parent").

How are you amending the Offer?

        We and NXP entered into the Amendment. Pursuant to the Amendment, we have amended the Offer to increase the Offer Consideration from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash. For further details regarding the background of the Amendment, see Section 10—"Background of the Offer; Past Contacts or Negotiations with NXP" of this Supplement.

What are the most significant changes to the Purchase Agreement resulting from the Amendment?

        Under the Amendment, the Offer Consideration, upon the terms and subject to the conditions set forth in the Purchase Agreement, the Amendment and the Offer, is increased from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash. In addition, Purchaser and NXP agreed to reduce the Minimum Condition from 80% of the outstanding Shares as of the Expiration Time to 70% of the outstanding Shares as of the Expiration Time. Purchaser has also agreed that it will not rescind or otherwise reduce any of the commitments that, as of the date of the Amendment, it has accepted or proposed to any governmental authority in connection with obtaining the required approvals to satisfy the Antitrust Clearance Condition. See Section 11—"The Purchase Agreement; Other Agreements" of this Supplement.

If I already tendered my Shares in the original Offer, do I have to do anything now?

        No. Shareholders do not have to take any action regarding any Shares previously validly tendered and not properly withdrawn pursuant to the Offer. If the Offer is completed, these Shares will be accepted for payment and such shareholders will receive the same increased Offer Consideration as all other tendering shareholders of NXP. See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Supplement.

Does NXP's Board of Directors recommend that I tender my Shares in connection with the amended Offer?

        After careful consideration, the board of directors (bestuur) of NXP (the "NXP Board") (a) determined that the Amendment and the Purchase Agreement, and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined in the Offer to Purchase) (the "Designated Post-Offer Transactions")) are in the best interests of NXP, its business and strategy and its shareholders, employees and other relevant stakeholders and (b) approved the terms and conditions of the Amendment and the Purchase Agreement, and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions). The NXP Board recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. A more complete description of the reasons that the NXP Board approved the Offer and recommended that NXP shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of NXP and amendments thereto filed with the SEC in connection with the Offer.

Has the expiration date of the Offer been changed?

        Yes. On February 20, 2018, Parent announced an extension of the expiration of the Offer to the end of the day, one minute after 11:59 p.m., New York City time, on March 5, 2018, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on February 23, 2018.

Will you have the financial resources to make payment?

        Yes. We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, pay related transaction fees and expenses and pay or refinance certain outstanding debt of NXP that is required to be paid or refinanced upon the consummation of the Offer and the other transactions contemplated by the Purchase Agreement will be approximately $46 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries, (b) $4.0 billion in committed debt financing that Parent anticipates to receive from certain lenders in respect of a senior unsecured delayed-draw term loan facility, as further described in Section 9—"Source and Amount of Funds" of the Offer to Purchase,

(c) $6.0 billion in uncommitted debt financing that Parent anticipates to receive from certain lenders in respect of a senior unsecured credit facility maturing on December 31, 2018 and/or (d) net proceeds of Parent's May 2017 offering of an aggregate principal amount of $11.0 billion unsecured floating- and fixed-rate notes. We will have the right to access all such funds received by Parent under the terms of the Letter Agreement (as defined in the Offer to Purchase). See Section 9—"Source and Amount of Funds" of this Supplement.

Have any NXP shareholders already agreed to tender their Shares in the Offer?

        Yes. Nine shareholders of NXP, including funds affiliated with Elliott Advisors (UK) Limited and Soroban Capital Partners LP, who collectively own more than 28% of the outstanding NXP Shares (excluding additional economic interests through derivatives), have each entered into a Tender and Support Agreement (collectively, the "Tender and Support Agreements") with Purchaser. Pursuant to the Tender and Support Agreements, such shareholders have agreed, among other things, to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. See Section 11—"The Purchase Agreement; Other Agreements—Tender and Support Agreements.

What is the market value of my Shares as of a recent date?

        The increased Offer Consideration of $127.50 per Share represents (a) a premium of approximately 55.0% over the reported closing price of $82.24 per Share on NASDAQ on September 28, 2016, the last full trading day before it was publicly reported that Qualcomm and NXP were in discussions regarding a potential transaction, (b) a premium of approximately 7.6% over the reported closing price of $118.50 per share on NASDAQ on February 16, 2018, the last full trading day prior to public announcement of the signing of the Amendment and (c) a premium of approximately 1.5% over the reported closing price of $125.56 per share on NASDAQ on February 20, 2018, the last full trading day prior to the date of this Supplement. See Section 6—"Price Range of Shares; Dividends" of this Supplement.

Have you received all required approvals that are necessary to satisfy the Antitrust Clearance Condition?

        We have received all required approvals necessary to satisfy the Antitrust Clearance Condition other than in China.

How will my Shares be affected if I decide not to tender and you do not acquire at least 80% of the Shares following the Subsequent Offering Period?

        In the event that, following the closing of the Subsequent Offering Period, we and our affiliates hold fewer than 80% of the then outstanding Shares, we may not be able to promptly implement the Post-Closing Reorganization. In such circumstances, we will evaluate whether we will seek to acquire additional Shares to reach the Asset Sale Threshold (so as to enable us to pursue the Post-Closing Reorganization) or whether NXP will continue as our majority-owned subsidiary. Should we subsequently decide to seek to acquire additional Shares that were not tendered in the Offer, we may do so through open market purchases, privately negotiated transactions, a tender or exchange offer, statutory merger or a combination of the foregoing. If we are able to reach the Asset Sale Threshold, it is our intent to promptly initiate the Post-Closing Reorganization by means of the Asset Sale and, depending on the percentage of the outstanding Shares then held by us and our affiliates, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition. If we determine that NXP should continue as a majority-owned subsidiary of Purchaser, the number of shareholders and the number of Shares held by individual shareholders will be greatly reduced, which could adversely affect the liquidity and value of the remaining Shares held by the public.

        Furthermore, subject to compliance with applicable law and the rules of NASDAQ, we intend to, and will cause NXP to, terminate listing of the Shares on NASDAQ and the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing (including in circumstances where we cannot promptly implement the Post-Closing Reorganization) and expect to take steps to cause the suspension of all of NXP's reporting obligations with respect to the Shares under the Exchange Act. Such actions could also adversely affect the liquidity and market value of the remaining Shares held by the public.

Who should I call if I have questions about the Offer?

        You may call Innisfree M&A Incorporated, the Information Agent, toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers). Innisfree M&A Incorporated is acting as the information agent for the Offer. See the back cover of this Supplement or of the Offer to Purchase for additional contact information.

 INTRODUCTION

To the Holders of Common Shares of NXP Semiconductors N.V.:

Purchaser is amending its offer to purchase all of the outstanding Shares to increase the Offer Consideration to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash.

This Supplement amends and supplements the Offer to Purchase. This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and Letter of Transmittal remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement. Tendering shareholders may continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. While the Letter of Transmittal previously circulated refers only to the Offer to Purchase, shareholders will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Consideration of $127.50 per Share described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL AND NOT PROPERLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE SAME INCREASED OFFER CONSIDERATION AS ALL OTHER TENDERING SHAREHOLDERS.

This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

 THE TENDER OFFER

1.
Terms of the Offer.

Section 1 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        Purchaser has increased the Offer Consideration to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash, from the original Offer Consideration of $110.00 per Share. All shareholders whose Shares are validly tendered (including Shares validly tendered and not properly withdrawn prior to the date of this Supplement) and not properly withdrawn prior to the Expiration Date will receive the increased Offer Consideration.

        On February 20, 2018, Parent announced an extension of the expiration of the Offer to the end of the day, one minute after 11:59 p.m. New York City time, on March 5, 2018, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on February 23, 2018.

2.
Acceptance for Payment and Payment for Shares.

Section 2 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        All shareholders whose Shares are validly tendered and not properly withdrawn prior to the Expiration Date (including Shares validly tendered and not properly withdrawn prior to the date of this Supplement) will receive the increased Offer Consideration and need not take any additional actions.

3.
Procedures for Accepting the Offer and Tendering Shares.

Section 3 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        Shareholders tendering their Shares should continue to use the Letter of Transmittal previously circulated with the Offer to Purchase. Shareholders tendering their Shares according to the guaranteed delivery procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase may do so using the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase.

        Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase (and the then-current offer consideration of $110.00 per Share), holders of Shares using such Letter of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Consideration of $127.50 per Share for each Share validly tendered and not properly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer and the Purchase Agreement.

6.
Price Range of Shares; Dividends.

Section 6 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        The following table supplements the table in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase, setting forth, for the periods indicated, the high and low sale prices per Share on NASDAQ.

	High	Low
Year Ended December 31, 2016
Fourth Quarter	$104.49	$96.59
Year Ended December 31, 2017
First Quarter	$104.22	$96.00
Second Quarter	109.98	103.17
Third Quarter	113.09	109.11
Fourth Quarter	117.46	113.00
Year Ended December 31, 2018
First Quarter (through February 20, 2018)	$125.56	$114.88

        On September 28, 2016, the last full trading day before it was publicly reported that Qualcomm and NXP were in discussions regarding a potential transaction, the reported closing sales price per Share on NASDAQ was $82.24 per Share. On October 26, 2016, the last full trading day prior to the public announcement of the signing of the Purchase Agreement, the reported closing price of the Shares on NASDAQ was $98.66 per Share. On February 16, 2018, the last full trading day prior to the public announcement of the signing of the Amendment, the reported closing price of the Shares on NASDAQ was $118.50 per Share. On February 20, 2018, the last full trading day prior to the date of this Supplement, the reported closing price of the Shares on NASDAQ was $125.56 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

        According to NXP's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, NXP has never declared or paid any cash dividends on its share capital, and intends to retain future earnings, if any, to finance the growth and development of NXP's business and to provide additional liquidity, and does not expect to pay any cash dividends in the foreseeable future. Furthermore, under the terms of the Purchase Agreement, NXP must obtain consent in advance from Purchaser to declare, set aside or pay any dividend on the Shares.

9.
Source and Amount of Funds.

Section 9 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, pay related transaction fees and expenses and pay or refinance certain outstanding debt of NXP that is required to be paid or refinanced upon the consummation of the Offer and the other transactions contemplated by the Purchase Agreement will be approximately $46 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries, (b) $4.0 billion in committed debt financing that Parent anticipates to receive from certain lenders in respect of a senior unsecured delayed-draw term loan facility, as further described in Section 9—"Source and Amount of Funds" of the Offer to Purchase, (c) $6.0 billion in uncommitted debt financing that Parent anticipates to receive from certain lenders in respect of a senior unsecured credit facility maturing on December 31, 2018 and/or (d) net proceeds of Parent's May 2017 offering of an aggregate principal amount of $11.0 billion unsecured floating- and fixed-rate notes. We will have the right to access all such funds received by Parent under the terms of the Letter Agreement (see Section 11—"The Purchase Agreement; Other Agreements—Letter Agreement" of the Offer to Purchase for further details).

10.
Background of the Offer; Past Contacts or Negotiations with NXP.

Section 10 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        On November 18, 2016, Purchaser commenced the Offer by filing the Schedule TO with the SEC.

        During the period following the commencement of the Offer and through the remainder of 2016 and 2017, NXP, Parent and their respective advisors engaged on a regular basis in connection with obtaining required regulatory and shareholder approvals and other actions in preparation for completion of the Offer.

        On January 27, 2017, the shareholders of NXP approved the Asset Sale Resolutions at an extraordinary general meeting.

        On April 3, 2017, the waiting period under the HSR Act expired.

        Commencing in May 2017, certain significant shareholders of NXP, including funds affiliated with Elliott Advisors (UK) Limited ("Elliott"), contacted members of the NXP Board and NXP's management to express their respective views of the transactions contemplated by the Purchase Agreement, including their belief that the transaction was no longer in the best interests of NXP's shareholders as the Offer Consideration of $110 per Share in cash significantly undervalued NXP. Each of these shareholders also requested the ability to discuss their views regarding the transactions contemplated by the Purchase Agreement with members of the NXP Board and NXP's management.

        Commencing in late May 2017 and continuing throughout June 2017, Sir Peter Bonfield, Chairman of the NXP Board, Mr. Clemmer and/or Mr. Dierick met or had calls with each of these NXP shareholders. During these discussions, the NXP representatives reiterated the strategic rationale for the announced transaction with Parent, provided an overview of the thorough review process that NXP undertook prior to executing the Purchase Agreement (including reaching out to other potentially interested acquirors) and noted that the NXP Board continued to recommend acceptance of the Offer by the shareholders of NXP.

        On August 4, 2017, Elliott filed a Schedule 13D with the SEC in which it disclosed that (a) it beneficially owned approximately 4.9% of the outstanding Shares and had economic exposure comparable to 1.1% of the outstanding Shares pursuant to various notional principal amount derivative agreements and (b) it had engaged, and intended to continue to engage, in a dialogue with the NXP Board, members of NXP's management, other NXP shareholders and other third parties (including potential acquirors) to discuss NXP's business, operations, strategies, plans and the terms of the Purchase Agreement.

        On November 6, 2017, Broadcom Limited ("Broadcom") publicly announced an unsolicited acquisition proposal to acquire Parent for consideration of $70 per share, comprised of $60 per share in cash and $10 per share in Broadcom stock. In its proposal, Broadcom stated that it was prepared to proceed with such a transaction whether the acquisition of NXP was consummated at the existing Offer Consideration of $110 per Share or the transaction were terminated. On November 13, 2017, Parent publicly announced that the Parent Board had unanimously rejected the Broadcom proposal, stating that it dramatically undervalued Parent and came with significant regulatory uncertainty. On December 4, 2017, Broadcom notified Parent of its intention to nominate a slate of individuals for election to the Parent Board at Parent's 2018 Annual Meeting of Stockholders. On December 22, 2017, Parent publicly announced that the Parent Board had unanimously determined not to nominate any of the Broadcom director nominees.

        On December 11, 2017, Elliott issued a press release, and posted on its website a letter to NXP shareholders, in which it announced that it had engaged UBS Investment Bank as its financial advisor to perform a financial analysis with respect to NXP and stated its belief that NXP has an intrinsic value of $135 per Share on a standalone basis. That same day, Elliott also filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which it indicated its intent not to tender any of its Shares in the Offer in its then current form and in light of market conditions.

        On January 16, 2018, Ramius Advisors LLC, an NXP shareholder, issued a press release in which it announced its intent not to tender any of its Shares in the Offer.

        On January 18, 2018, Parent announced that it had received the required approvals of the European Commission and the Korea Fair Trade Commission for the Offer.

        On January 19, 2018, Elliott issued a press release, and posted on its website a letter to all NXP shareholders, in which it outlined its rationale for its assertion that a "fair and reasonable" acquisition price for NXP would be in excess of $135 per Share.

        On January 20, 2018, Mr. Mollenkopf and Mr. Clemmer met for dinner and discussed the status of the transactions and paths to closing the Offer.

        On January 25, 2018, Elliott filed an amendment to its Schedule 13D disclosing that it beneficially owned approximately 4.8% of the outstanding Shares and had economic exposure comparable to 2.1% of the outstanding Shares pursuant to various notional principal amount derivative agreements.

        On February 1, 2018, Elliott issued a press release, and posted on its website a letter to NXP shareholders, in which it announced that its economic interest in NXP had increased to approximately 7.2% and offered additional arguments to support its belief that a "fair and reasonable" acquisition price for NXP would be in excess of $135 per Share.

        On February 3, 2018, representatives of management and financial advisors for Parent and NXP met to review NXP's business lines with a focus on near-term outlook, its business momentum and its revenue pipeline. At that meeting, the participants discussed the possibility of Purchaser increasing the Offer Consideration and the terms under which Purchaser would be prepared to do so.

        On February 5, 2018, Broadcom announced a revised offer to acquire Parent for consideration of $82 per share, comprised of $60 per share in cash and $22 per share in Broadcom stock.

        On February 6, 2018, Paul Weiss delivered an initial draft of the Amendment to Skadden and on February 8, 2018, Skadden sent Paul Weiss a revised draft of the Amendment.

        On February 7, 2018, the Parent Board held a meeting that was attended by members of Parent's management team and representatives of Goldman Sachs, Evercore, Centerview, Paul Weiss and DLA Piper. At that meeting, the Parent Board received an update presentation on NXP, including with respect to ongoing integration, the status of its business and valuation metrics, and thoroughly discussed these matters with the members of Parent's management team and the financial and legal advisors. The Parent Board also engaged in an extensive discussion of, and received input from the members of Parent's management team and the financial and legal advisors regarding, the revised Broadcom takeover offer, as well as the implications of a potential increase in the offer price for NXP for the Broadcom offer.

        On February 8, 2018, Parent issued a press release announcing that the Parent Board had unanimously rejected the revised Broadcom offer.

        On February 14, 2018, representatives of Parent and Broadcom met to discuss Broadcom's revised offer and the issues Parent had raised with respect to the value offered by Broadcom, the restrictions that Broadcom proposed to impose on Parent prior to completion of a transaction and the regulatory risk of the Broadcom offer.

        On February 15, 2018, the Parent Board held a meeting that was attended by members of Parent's management team and representatives of Goldman Sachs, Evercore, Centerview, Paul Weiss and DLA Piper. The Parent Board received a briefing on the discussion with Broadcom and the valuation, regulatory and operational issues remaining with that offer following such discussion. Following that briefing, the Parent Board engaged in an extensive discussion of, and received input from members of Parent's management team and the financial and legal advisors regarding, the NXP offer, current valuation metrics and avenues for completing the NXP transaction. Following that discussion, the Parent Board authorized Purchaser, management and advisors to engage in discussions with Elliott and other large shareholders, in an attempt to identify an increased offer price at which those shareholders would be prepared to commit to tender their Shares. In that meeting, the Parent Board authorized Purchaser to determine the final price of the Offer, subject to a maximum price authorized by the Parent Board.

        Between February 17, 2018 and February 19, 2018, representatives of Purchaser, together with their financial and legal advisors, engaged in discussions with Elliott, other large shareholders of NXP, and their respective counsel, with respect to the amount of an increase in the Offer Consideration, the terms of the Amendment and terms of Tender and Support Agreements that Elliott and the other shareholders would be expected to execute with Purchaser. On February 19, 2018, representatives of Purchaser informed members of NXP management that they reached an agreement with Elliott and the other shareholders with respect to the amount of an increase in the Offer Consideration and, together with their financial and legal advisors, engaged in discussions with NXP and its counsel, with respect to the terms of the Amendment.

        Over the course of these conversations, Purchaser agreed to increase the Offer Consideration to $127.50 per Share in cash, to amend the Minimum Condition to reduce the percentage threshold from 80% to 70%, and not to withdraw the commitments it had made to governmental authorities in order to obtain antitrust clearances required to satisfy the Antitrust Clearance Condition.

        From February 19, 2018 to early in the morning of February 20, 2018, Paul Weiss and Skadden finalized the terms of the Amendment.

        During the early morning of February 20, 2018, Purchaser and NXP executed the Amendment and Purchaser entered into Tender and Support Agreements with nine NXP shareholders, including Elliott and Soroban Capital Partners LP, who collectively own more than 28% of the outstanding NXP Shares (excluding additional economic interests through derivatives), under which such NXP shareholders agreed, severally and not jointly to tender their Shares in the Offer. Later that morning, Parent issued a press release announcing execution of the Amendment, including the increase of the Offer Consideration to $127.50 per Share in cash.

        For more information on the Amendment and the Tender and Support Agreements, see Section 11—"The Purchase Agreement, Other Agreements."

11.
The Purchase Agreement; Other Agreements.

Section 11 of the Offer to Purchase is hereby amended and supplemented by adding the following:

Amendment No. 1 to the Purchase Agreement

        The following summary of certain provisions of the Amendment discussed herein is qualified by reference to the Amendment itself, which is filed as Exhibit (d)(8) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Amendment may be examined and copies may be obtained at the places and in the manner set forth in Section 8—"Certain Information

Concerning Parent and Purchaser" of the Offer to Purchase. Shareholders and other interested parties should read the Amendment for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Amendment.

        Pursuant to the Amendment, the Offer Consideration, upon the terms and subject to the conditions set forth in the Purchase Agreement, the Amendment and the Offer, is increased from $110.00 per Share to $127.50 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash.

        In addition, Purchaser and NXP agreed to reduce the Minimum Condition from 80% of the outstanding Shares as of the Expiration Time to 70% of the outstanding Shares as of the Expiration Time. Purchaser has also agreed that it will not rescind or otherwise reduce any of the commitments that, as of the date of the Amendment, it has accepted or proposed to any governmental authority in connection with obtaining the required approvals to satisfy the Antitrust Clearance Condition.

Tender and Support Agreements

        The following summary description of the Tender and Support Agreements and all other provisions of the Tender and Support Agreements discussed herein are qualified by reference to the Form of Tender and Support Agreement, which has been filed as Exhibit (d)(9) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Form of Tender and Support Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—"Certain Information Concerning Parent and Purchaser" of the Offer to Purchase. Shareholders and other interested parties should read the Form of Tender and Support Agreement for a more complete description of the provisions summarized below.

        Concurrently with entering into the Amendment, nine shareholders of NXP, including funds affiliated with Elliott Advisors (UK) Limited and Soroban Capital Partners LP, who collectively own more than 28% of the outstanding NXP Shares (excluding additional economic interests through derivatives), have each entered into a Tender and Support Agreement with Purchaser. Pursuant to the Tender and Support Agreements, such shareholders have agreed to tender into the Offer all Shares directly or indirectly owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote all Shares directly or indirectly owned by them in favor of any proposal recommended by the NXP Board that is intended to facilitate the consummation of the transactions contemplated by the Purchase Agreement and against (i) any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty of NXP contained in the Purchase Agreement or the Amendment, or of such shareholder contained in the Tender and Support Agreement, or (B) result in any of the conditions to the Offer not being satisfied on or before the End Date and (ii) against any Alternative Acquisition Proposal (or any proposal relating to an Alternative Acquisition Proposal) and against any other proposed action, agreement or transaction involving NXP that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the other transactions contemplated by the Purchase Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving NXP (other than the Offer or the other transactions contemplated by the Purchase Agreement), (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, NXP's intellectual property rights and capital stock of its subsidiaries) of NXP or any reorganization, recapitalization or liquidation of NXP or (z) any change in the present authorized capitalization of NXP or any amendment or other change to NXP's organizational documents. Under the Tender and Support Agreements, such shareholders have also agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by them prior to April 25, 2018 other than pursuant to the Offer; provided that such shareholders will remain subject to the tendering and voting commitments described above with respect to any Shares that they continue to hold after April 25, 2018. NXP is a third party beneficiary of each of the Tender and Support Agreements.

        The Tender and Support Agreements will terminate upon the occurrence of certain circumstances, including (x) a termination of the Purchase Agreement in accordance with its terms, (y) a material breach of the Tender and Support Agreement by Purchaser or (z) any modification, waiver or amendment to the Purchase Agreement in a manner that decreases the Offer Consideration, changes the form of the Offer Consideration or otherwise would be adverse to such shareholder with respect to timing or certainty of the Offer Closing.

12.
Purpose of the Offer; Plans for NXP.

Section 12 of the Offer to Purchase is hereby amended and supplemented by adding the following text after the third paragraph of such section:

        In the event that, following the closing of the Subsequent Offering Period, Purchaser and its affiliates hold fewer than 80% of the then outstanding Shares, we may not be able to promptly implement the Post-Closing Reorganization. In such circumstances, we will evaluate whether we will seek to acquire additional Shares to reach the Asset Sale Threshold (so as to enable us to pursue the Post-Closing Reorganization) or whether NXP will continue as our majority-owned subsidiary.

        If Purchaser subsequently determines to seek to acquire additional Shares that were not tendered in the Offer, Purchaser may do so through open market purchases, privately negotiated transactions, a tender or exchange offer, statutory merger or a combination of the foregoing. Purchaser also reserves the right to dispose of Shares that it may acquire during or after the Offer. If Purchaser is able to reach the Asset Sale Threshold, it is Purchaser's intent to promptly initiate the Post-Closing Reorganization by means of the Asset Sale and, depending on the percentage of the outstanding Shares then held by Purchaser and its affiliates, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

        If Purchaser determines that NXP should continue as a majority-owned subsidiary, the number of shareholders and the number of Shares held by individual shareholders will be greatly reduced, which could adversely affect the liquidity and value of the remaining Shares held by the public.

        Furthermore, subject to compliance with applicable law and the rules of NASDAQ, Purchaser intends to, and will cause NXP to, terminate the listing of the Shares on NASDAQ and the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing (including in circumstances where we cannot promptly implement the Post-Closing Reorganization) and expects to take steps to cause the suspension of all of NXP's reporting obligations with respect to the Shares under the Exchange Act. Such actions could also adversely affect the liquidity and market value of the remaining Shares held by the public.

13.
Certain Effects of the Offer.

Section 13 of the Offer to Purchase is hereby amended by replacing the last two sentences of the paragraph titled "Exchange Act Registration" with the following:

        Subject to compliance with applicable law and the rules of NASDAQ, we intend to, and will cause NXP to, terminate the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing (including in circumstances where we cannot promptly implement the Post-Closing Reorganization due to us and our affiliates not owning at least 80% of the then outstanding Shares) and expect to take steps to cause the suspension of all of NXP's reporting obligations with respect to the Shares under the Exchange Act.

19.
Miscellaneous.

Section 19 of the Offer to Purchase is hereby amended and supplemented by adding the following:

        Purchaser and NXP have filed with the SEC an amended Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, NXP is filing with the SEC an amended Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, furnishing certain additional information relating to the recommendation of the NXP Board.

        Except as amended and supplemented by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

Qualcomm River Holdings B.V.

QUALCOMM Incorporated

February 21, 2018

The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser's expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and brokers may call collect: (212) 750-5833

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AMENDMENT AND SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH All Outstanding Common Shares of
NXP SEMICONDUCTORS N.V. at $127.50 per share by QUALCOMM RIVER HOLDINGS B.V. an indirect, wholly owned subsidiary of QUALCOMM INCORPORATED
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER